Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Art Technology Group, Inc. for the registration of 14,915,567 shares of its common stock and to the incorporation by reference therein of our reports dated March 9, 2006, with respect to the consolidated financial statements of Art Technology Group, Inc., Art Technology Group, Inc. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Art Technology Group, Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.
/s/ Ernst & Young LLP
Boston, Massachusetts
December 6, 2006